02057580

9-1-02

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SEP 1 2 2002

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003.

Savia, S.A. de C.V.

(Translation of registrant's name into English)

Av. Batallon de San Patricio No. 111, Piso 4, Col. Valle Oriente
San Pedro Garza Garcia, N.L. 66269 - MEXICO

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 3412 .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.

(Registrant)

Date September 12, 2003

By ______________________

(Signature) *

Bernardo Jimenez
Chief Financial Officer

* Print the name and title under the signature of the signing officer.

PROCESSED
SEP 1 2 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders or each class of securities to which any reporting obligation under Section 13(a) of 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

savia

September 3, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street,
Washington, D. C. 20549

Dear Sirs:

The General Ordinary and Extraordinary Stockholders Meeting of **Savia, S.A. de C.V.**, held on September 2, 2002, in the Auditorio to The Centro Educativo del Hospital Santa Engracia, located at Frida Kahlo 180, Colonia Valle Oriente, in San Pedro Garza García, Nuevo León, with an attendance quorum of 94.03%, adopted by the unanimous vote of those present, the following resolutions:

1. To approve the amendments of the By-laws of the Company with respect to Clauses Sixth, Seventh and Eighth, to change the outstanding Series "A" Class I Shares, into a Unique Series Shares and to eliminate the percentages of the 51% and 49% of the Series Shares, to be read in the future as follows:

"SIXTH.- The Capital Stock is represented by Series "B" Class I Shares, representative of the Minimum Fixed Capital Stock, and Series "B" Class II Shares, representative of the Variable Capital Stock, all common shares, nominative, without par value, with the same rights, except the retirement right which is exclusive of Series "B" Class II Shares, and obligations and the same participation in the Capital Stock and in the distribution of earnings. The Series "B" Class I and II shall be of free subscription.

SEVENTH.- The Minimum fixed Capital Stock without the retirement right, fully paid and subscribed is $7'256,464.00 (Seven Million Two hundred and Fifty Six Thousand Four Hundred and Sixty Four 00/100 Pesos) is represented by 470'592,934 (Four Hundred and Seventy Million Five Hundred and Ninety Two Thousand Nine Hundred and Thirty Four) Series "B" Class I Shares, common stock, nominative, without par value, with the same rights and obligations and the same participation in the Capital Stock.

EIGHTH.- The Variable Capital Stock may be increased or reduced by a resolution of a General Ordinary Stockholders Meeting within the maximum and minimum established by these By-laws and the adopted resolution shall be formalized before a Notary Public. In the event several issues of Series "B" Class II Shares are made, the same shall be identified progressively in

Savia, S.A. de C.V.
Av. Roble 300
Edificio Torrealta Piso 14
Colonia Valle del Campestre
San Pedro Garza García
Nuevo León 66265 México
Tel. 8399 5600
Fax 8399 5629

accordance with increments approved by the Stockholders Meeting. The issued and non subscribed shares shall be kept in the Treasury of the Company."

2. It was resolved the constitution of a collective credit against the Company, without security, through Non Secured Convertible Bonds Indenture, into Series "B" Class I Shares, denominated in Dollars Legal Tender of the United States of America, in accordance with the Indenture Project, which, in short, contains the following elements:

1.- Amount:	$50'200,000.00
2.- Term:	December 20, 2005
3.- Face Value:	$100.00, each
4.- Interest Rate:	4% annual gross
5.- Interest Payment Date:	Semi-annual
6.- Payment Method:	Cash or capitalized on the due date, at the election of the Issuer
7.- Date of Issuance:	No latter than October 31, 2002
8.- Conversion Date:	Any business day following the Issuance Date and compulsory on the due date
9.- Covenants:	Those determined by the individuals designated by this Stockholders Meeting
10.- Treasury Shares:	66'814,387 Series "B" Class I Shares
11.- Conversion:	Each 1,000 Convertible Bonds shall be converted into 133,096 Shares. It shall be paid the theoretical value of the Share and the remaining amount shall be applied to bonus by subscription of shares
12.- Use of Proceeds:	Financial restructure
13.- Bondholders Representative:	Banca Afirme, S.A., Institución de Banca Múltiple, Afirme Grupo Financiero "División Fiduciaria"
14.- Advance Payment:	The Issuer reserves the right to pay in advance within 365 days following the Bond Issuance
15.- Nature of the Offering:	Private Placement
16.- Possible Investors:	Authorized legal entities
17.- Issuance Consequence:	The diluted case shall not be present, since the Issuer will receive an amount equal to the Treasury Shares to be issued, which received shares shall be cancelled

18.- Authorizations: To authorize Messrs. Alfonso Romo Garza, Bernardo Jiménez Barrera, Mateo Mazal Beja, Alejandro Pérez Elizondo, Alejandro Sánchez Mújica, José Luis Martínez González and Francisco J. Garza Barbosa, for any one of two of them, are vested with power to negotiate the definitive terms and conditions of the Indenture Issuance and formalize the resolutions adopted by this Stockholders Meeting, subscribing all necessary documents toward the execution what it is established in the Indenture Issuance, and to arrange what they may deem convenient before the corresponding Authorities

19.- Powers to the Board: To authorize the Board of Directors to execute those acts specified in the applicable law

The above statements are the most important resolutions adopted by the referred Stockholders Meeting. Looking forward you have received this notice in accordance, remain,

Best regards,

Lic. Jose Luis Martinez-Gonzalez
Secretary of the Board of Directors

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